--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------
                        REPUBLIC ENGINEERED STEELS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------
                        REPUBLIC ENGINEERED STEELS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                   760391102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                             HAROLD V. KELLY, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                        REPUBLIC ENGINEERED STEELS, INC.
                             410 OBERLIN ROAD, S.W.
                             MASSILLON, OHIO 44647
                                 (330) 837-6340
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------
                                WITH A COPY TO:

                             RONALD F. DAITZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Republic Engineered Steels, Inc., a Delaware corporation (the 'Company'). The address of the principal executive offices of the Company is 410 Oberlin Road, S.W., Massillon, Ohio 44647. The title of the class of equity securities to which this Statement relates is Common Stock, par value $.01 per share, of the Company (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer (the 'Offer') by RES Acquisition Corporation, a Delaware corporation ('Purchaser') and a wholly owned subsidiary of RES Holding Corporation, a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 30, 1998 (the 'Schedule 14D-1'), to purchase all of the outstanding Shares at a purchase price of $7.25 per Share, net to the seller in cash (the consideration to be paid pursuant to the Offer being, the 'Offer Consideration'), subject to withholding of taxes, if applicable, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 30, 1998 (the 'Offer to Purchase'), and in the related Letter of Transmittal (which together, as amended and supplemented from time to time, constitute the 'Offer Documents'), copies of which are filed hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 23, 1998 (the 'Merger Agreement'), among Parent, Purchaser and the Company. See Item 3(b)(2) below for a description of the Merger Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference. A copy of the press release issued on July 24, 1998 announcing the execution of the Merger Agreement is filed as Exhibit D hereto and is incorporated herein by reference.

     The Merger Agreement provides that after consummation of the Offer and the satisfaction or waiver of the conditions set forth therein, Purchaser will be merged with and into the Company (the 'Merger'). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation and as a direct, wholly owned subsidiary of Parent (the 'Surviving Corporation'), and will continue to be governed by the laws of the State of Delaware. At the effective time of the Merger (the 'Effective Time'), each Share then outstanding (other than Shares held by Parent, Purchaser, the Company or any subsidiary of Parent or those Shares held by stockholders who have properly exercised their rights for appraisal of such Shares in accordance with Delaware law) will be converted into the right to receive the Offer Consideration.

     The Offer to Purchase states that the address and principal executive offices of Parent are c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

ITEM 3. IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Statement, are as set forth in Item 1 above.

     (b) Material Contacts, etc. Except as set forth in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (1) the executive officers, directors or affiliates of the Company or (2) Parent or Purchaser or their respective executive officers, directors or affiliates.

            (b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company.

  Employee Common Stock Ownership Plan

     The Company maintains an Employee Common Stock Ownership Plan (the 'ESOP') for the benefit of substantially all of its salaried and hourly employees. As of July 23, 1998, the trust established under the ESOP to hold Shares in the ESOP (the 'ESOP Trust') was the record holder of 10,546,009 Shares, representing 53.5% of the outstanding Shares. The ESOP is a stock bonus plan, designed to be invested in Shares and intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the 'Code'). The Shares owned by the ESOP Trust were acquired with the proceeds of loans made in 1989 to the trustee of the ESOP Trust (the 'ESOP Trustee'). As long as these loans were outstanding, the Company was required to make, on an annual basis, contributions to the ESOP to reflect certain percentages of cash compensation received by the

ESOP participants in the year, which contributions were, in turn, utilized by the ESOP Trustee to pay to the Company principal and interest on the loans. These ESOP loans were fully repaid by the end of fiscal 1998.

     Shares in the ESOP are allocated to each participant's account on an annual basis. Each ESOP participant is 100% vested at all times in Shares allocated to his or her account. ESOP participants have pass-through rights to instruct the ESOP fiduciaries whether Shares allocated to their accounts should be tendered in the Offer. Participants also have pass-through rights to instruct the ESOP fiduciaries with respect to voting such Shares on any matter for which a stockholder vote is required. Under certain circumstances, the Employee Retirement Income Security Act of 1974, as amended, and federal pension law may require the ESOP fiduciaries to disregard such instructions from ESOP participants. The Administrative Committee of the ESOP has advised the Company that separate materials are being sent to ESOP participants by the Administrative Committee with respect to such pass-through instruction rights relating to the Offer. Pursuant to the terms of the ESOP, Shares are distributed to ESOP participants upon their termination of service with the Company for any reason or to ESOP participants who are active Company employees upon attaining the age of 70 1/2. In addition, an ESOP participant who is at least 55 years old with at least 10 years of participation in the ESOP and who seeks diversification can elect to receive a partial distribution of his or her allocated shares of up to 25% over the first five years and a total additional amount up to 25% thereafter.

     The Merger Agreement provides that following the consummation of the Offer, the Company will promptly adopt, subject to the approval of the United Steelworkers of America (the 'USWA'), in accordance with the ESOP's amendment provisions, an amendment to the ESOP to provide that the ESOP will (i) be converted to a profit-sharing plan that is not required to invest in or distribute employer securities and (ii) subject to the requirements of the Code, permit in-service distributions, in connection with the transactions contemplated by the Merger Agreement, in cash or direct rollovers to eligible retirement plans (as defined in the Code).

  Stock Options

     The Company maintains the 1995 Stock Option Plan, which was adopted primarily to provide long-term incentives and rewards to executive officers and senior managers of the Company. Pursuant to the Merger Agreement, prior to the Effective Time, Parent will cause Purchaser to pay or, to the extent funds for such purpose are provided by Parent to the Company, the Company will pay each holder of a then outstanding option (an 'Option') to purchase Shares, whether or not exercisable or vested, for each Share subject to such Option, an amount in cash equal to the excess, if any, of $7.25 over the per Share exercise price therefor (the 'Option Consideration'). Upon payment of the Option Consideration, the Option will be cancelled. As of July 31, 1998, Options to purchase 1,764,000 Shares were outstanding and the holders of such Options, in the aggregate, will receive $991,104 pursuant to the foregoing provisions of the Merger Agreement.

  Employee Benefit Plans

     The Company currently maintains several benefit programs for its employees (collectively, the 'Plans'). Under the terms of the Merger Agreement, Parent will, until at least the second anniversary of the Effective Time, maintain or cause to be maintained employee benefits and programs for retirees (other than former members of the USWA who were employees of the Company), officers and salaried employees of the Company and each of its subsidiaries that are no less favorable in the aggregate than those existing on the date of the Merger Agreement.

  Change of Control, Severance and Employment Agreements

     On October 23, 1997 and June 16, 1998, the Company's Board of Directors approved Severance and Change of Control Agreements for the 12 executive officers of the Company. The officers for whom such agreements were approved were Russell W. Maier, Harold V. Kelly, James B. Riley, Joseph F. Lapinsky, Stephen S. Higley, John C. Vaught, Charles T. Cochran, Edward J. Blot, James T. Thielens, Jr., James D. Donohoe, John B. George and John W. Sears (each a 'Senior Manager' and, collectively, the 'Senior Managers').

     The Change of Control Agreements provide that the Senior Manager party thereto is entitled to a lump sum payment equal to a specified percentage of his total compensation during the year preceding the termination of his employment:
300% in the case of Mr. Maier, 200% in the case of Messrs. Kelly, Riley, Lapinsky, Higley and Vaught and 100% in the case of Messrs. Cochran, Blot, Thielens, Donohoe, George and Sears upon a termination of his employment by the Company within 24 months following a Change of Control (as defined therein) other than for Cause (as defined therein) or disability or upon a termination by the Senior Manager of his employment for Good Reason (as defined therein) within 24 months following a Change of Control. Each Change of Control Agreement also provides that the Senior Manager's Options automatically will vest upon such a termination of employment and for a continuation of benefits for 24 months following such a termination of employment in the case of the six most senior executive officers and 12 months in the case of the six other executive officers. To the extent that the payments provided to the Senior Manager under the Change of Control Agreement are subject to an excise tax, the Change of Control Agreements provide that the Company is obligated to make an additional lump sum payment to make the Senior Manager whole. The Change of Control Agreements provide that the Company is required to deposit in a 'rabbi trust' within ten days after a Change of Control the total amount necessary to make the payments contemplated by the Change of Control Agreements. The Change of Control Agreements provide that, in consideration of the foregoing payments, the Senior Manager agrees to be bound by a covenant not to compete for the one year period following termination of employment and to provide the Company with a release from all employment related claims.

     Pursuant to severance agreements (in the case of the six most senior executive officers) and the Company's Termination Plan for Salaried Employees (in the case of the other six executive officers), the Company's executive officers are entitled to generally comparable benefits to their Change of Control Agreements in the event that there has been no Change of Control and an executive officer's employment is terminated by the Company without Cause or by reason of disability.

     The Merger Agreement provides that Parent will cause the Surviving Corporation to assume the obligations of the Company under the provisions of the Change of Control Agreements, with Parent, Purchaser and the Company agreeing that, for purposes of such Change of Control Agreements, at not later than the consummation of the Offer, (i) a Change of Control shall have occurred, (ii) Good Reason, as such term is defined therein, shall have occurred for a period of six months following the consummation of the Offer and (iii) such Change of Control Agreements will be fully funded in accordance with the terms thereof. The Merger Agreement further provides that Parent will cause the Surviving Corporation to assume the obligations of the Company under the provisions of the Company's severance agreements with its executive officers.

     Mr. Maier, the President and Chief Executive Officer of the Company, is the only executive officer of the Company who has an employment agreement with the Company. Mr. Maier's employment agreement provides that, commencing in November 1992 and on each anniversary date of the employment agreement thereafter, the term of the employment agreement will automatically extend one year unless the Board of Directors elects, prior to the anniversary date of such agreement, not to extend such agreement. The employment agreement provides that the Board of Directors will from time to time evaluate the Company's progress under the direction of Mr. Maier and annually consider increasing his base salary pursuant to any performance based program adopted by the Company. Mr. Maier's base salary for fiscal year 1998 was $536,000 and was not increased over the prior year.

     Blackstone has indicated a desire to pursue discussions with certain of the executive officers of the Company regarding their position with Company following consummation of the Offer, including whether one or more of them might be available after the termination of such person's employment with the Company to assist in any transition. The extent of such services, the fees to be paid in consideration thereof and the other terms of any such arrangement will be determined by negotiation between Blackstone and each such person. As of the date hereof, the Company is not aware than any agreement with respect to such matters has been reached by any such executive officer and Blackstone.

  Company Retention Policies

     On June 16, 1998, the Company's Board of Directors adopted a retention policy covering certain of the Company's management employees, including substantially all of the Company's 12 executive officers. Pursuant to the policy, the Company will pay a cash retention bonus equal to eight weeks of base salary, payable on December 31, 1998, to substantially all of the Company's executive officers if such executive officer is then employed by the Company or prior to such date if his employment was terminated by the Company without cause or by him for Good Reason pursuant to the terms of his Change of Control Agreement. The remaining covered employees are eligible for a retention payment of either six weeks or four weeks of base salary if they are employed on December 31, 1998 or their employment is terminated without cause prior to such date. The Merger Agreement provides that Parent will cause the Surviving Corporation to assume the obligations of the Company under the provisions of the foregoing retention policy.

            (b)(2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) Parent and Purchaser and their Executive Officers, Directors or Affiliates.

  Confidentiality Agreement

     The Company entered into a Confidentiality Agreement with Bar Technologies, Inc. ('BarTech'), Blackstone Capital Partners II Merchant Banking Fund L.P. and another party dated April 29, 1998 (the 'Confidentiality Agreement'). Pursuant to the Confidentiality Agreement, each party agreed, among other things, to keep confidential certain information (the 'Information') furnished to it by each other party in connection with the Offer and the Merger and to use the Information solely for the purpose of evaluating the business transaction contemplated by such Offer and Merger.

  Merger Agreement

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference and a copy of which has been filed as Exhibit C to this Schedule 14D-9. For purposes of this Item 3(b)(2), except as set forth herein with respect to certain terms, the meaning of which may not be readily apparent, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as practicable after the date of the Merger Agreement, but in no event later than five business days following the date of the public announcement of the execution of the Merger Agreement. The Company will not tender Shares held by the Company or its subsidiaries. Pursuant to the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to waive any conditions to the obligation of Purchaser to accept for payment and to pay for the Shares tendered pursuant to the Offer, (except for the Minimum Condition and the ESOP Condition, as such terms are defined in the Merger Agreement) and to make any other changes in the terms and conditions of the Offer, provided that Purchaser may not, without the prior written consent of the Company, (a) decrease or change the form of the consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) impose additional conditions to the Offer, (d) modify the conditions to the Offer in a manner adverse to holders of the Shares (e) waive the Minimum Condition or the ESOP Condition or (f) make any other changes in the terms of the Offer adverse to the holders of the Shares. Subject to the terms and conditions of the Merger Agreement and the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law, provided that Purchaser shall have the right in its sole discretion to extend the Offer from time to time for up to an aggregate of 15 business days, notwithstanding the prior satisfaction of the conditions set forth in the Merger Agreement, in the event that at least 75% of the Company's outstanding Shares have been validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that, subject to the preceding sentence, if the Minimum Condition or the ESOP Condition is not satisfied or if certain other conditions set forth in the Merger Agreement are not satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser as of the scheduled expiration date, Purchaser will have the right in its sole discretion to extend the Offer from time to time until the earlier of the consummation of the Offer or the termination of the Merger Agreement. The Merger Agreement further provides that, if the Minimum Condition, the ESOP Condition or the HSR Condition or certain other conditions set forth in the Merger Agreement are not satisfied or, to the extent permitted by the Merger Agreement, waived by Purchaser as of the scheduled expiration date, Purchaser will, unless it is manifestly apparent that such condition will not be satisfied prior to the termination of the Merger Agreement, or Purchaser and the Company shall otherwise agree in writing, extend the Offer from time to time until the earlier of the consummation of the Offer or the termination of the Merger Agreement.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the DGCL, and upon the filing of a certificate of merger or a certificate of ownership and merger, as applicable, with the Secretary of State of the State of Delaware, Purchaser will be merged with and into the Company. As a result of the Merger, at the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and as a direct wholly owned subsidiary of Parent. The Merger Agreement further provides that at the election of Parent, any direct or indirect wholly owned subsidiary of Parent organized in Delaware may be substituted for Purchaser in the Merger. In such event, the parties to the Merger Agreement have agreed to execute an appropriate amendment to the Merger Agreement to reflect such substitution.

     At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Shares of Special Preferred Stock, par value $.01 per share, of the Company (the 'Special Preferred Stock') or any holder of Shares, each Share issued and outstanding immediately prior to the Effective Time (unless otherwise provided for) will be converted into the right to receive the Merger Consideration upon surrender and exchange of the certificate representing such Share in the manner described in the Merger Agreement. In addition, as of the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation, and each Share that is owned by the Company, Parent, Purchaser or any other subsidiary of Parent will be canceled and retired and will cease to exist, and no consideration shall be delivered in exchange therefor.

     The Merger Agreement provides that prior to the Effective Time, Parent will cause Purchaser to pay or, to the extent funds for such purpose are provided by Parent to the Company, the Company will pay each holder of a then outstanding Option, whether or not then exercisable or vested, in cancellation and settlement thereof, for each Share subject to such Option an amount in cash equal to the Option Consideration. However, with respect to any holder of an Option subject to Section 16 of the Exchange Act, the Option Consideration will be paid by Purchaser or the Surviving Corporation as soon as practicable after the first date payment can be made without liability to such person under
Section 16(b) of the Exchange Act. Upon payment of the Option Consideration, each such Option will be cancelled, and the payment to the holder entitled thereto of the Option Consideration will be deemed a release of all rights the holder had or may have had in respect of such Option.

     The Merger Agreement provides that Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of the Merger (or consented thereto in writing) and who properly demand appraisal for such Shares pursuant to Section 262 of the DGCL (collectively, the 'Dissenting Shares') will not be converted into or represent the right to receive the Merger Consideration. Such stockholders instead will be entitled to receive payment of the appraised value of such Shares held by them in accordance with Section 262 of the DGCL, provided, however, that all Dissenting Shares held by stockholders who fail to perfect or who effectively have withdrawn or otherwise lost their rights to appraisal of such Shares under Section 262 of the DGCL will thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner described in the Merger Agreement of the certificate or certificates that, immediately prior to the Effective Time, evidenced such Shares.

     The Merger Agreement further entitles Parent and Purchaser to deduct and withhold from the Merger Consideration payable pursuant to the Merger Agreement to any holder of Shares or Options such amounts as required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable state, local or foreign tax law. To the extent that amounts are withheld in such manner, the withheld amounts are treated for purposes of the Merger Agreement as having been paid to such holders in respect of which such deduction or withholding was made.

     The Merger Agreement also provides that at the Effective Time, the certificate of incorporation and the by-laws of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the by-laws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law; provided, however, that each of the certificate of incorporation (other than Article First thereof) and the by-laws of the Surviving Corporation will be amended at the Effective Time to read in its entirety as the certificate of incorporation (other than Article First thereof) and by-laws, respectively, of Purchaser, as in effect immediately prior to the Effective Date. The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation from and after the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation from and after the Effective Time, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

     Redemption of Special Preferred Stock. Immediately following the consummation of the Offer and the satisfaction of the ESOP Condition, the Company will give due notice that the outstanding share of the Special Preferred Stock will be redeemed at an aggregate redemption price of $1,500 within 30 days (but not less than 20 days) after the giving of such notice. Concurrently with the giving of such notice, the Company will (i) deposit an amount equal to the redemption price for the share of Special Preferred Stock to be redeemed with a bank or trust company, designated in the notice of such redemption, having an office in Cleveland, Ohio, in Canton, Ohio or in Wilmington, Delaware, having combined capital, surplus and undivided profits aggregating at least $50,000,000, in trust for payment to the holder of the share of Special Preferred Stock to be redeemed, and (ii) deliver irrevocable written instructions authorizing the depositary to apply such deposit solely to the redemption of the share of Special Preferred Stock to be redeemed.

     Stockholders Meeting. Pursuant to the Merger Agreement, except upon the occurrence of a Short-Form Merger (as defined below) the Company will, promptly following the acceptance for payment of and payment for the Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a meeting of the Company's stockholders for the purpose of approving the Merger Agreement (or instead take such action by written consent if permitted by applicable law). The Company has represented, subject to the terms and conditions of the Merger Agreement, that its Board of Directors (at a meeting duly called and held) has resolved to recommend approval and adoption of the Merger Agreement by the stockholders of the Company. At the meeting of the Company's stockholders (or pursuant to such written consent), Parent will cause all Shares owned by Parent and Purchaser to be voted in favor of the Merger.

     Proxy Statement. Except upon the occurrence of a Short-Form Merger, the Merger Agreement provides that promptly following the acceptance for payment of and payment for the Shares by Purchaser pursuant to the Offer, the Company will prepare and file with the Commission a proxy statement or information statement relating to the Merger (the 'Proxy Statement') and will use all reasonable best efforts to respond to all comments of the Commission with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable date.

     Short-Form Merger. Pursuant to the Merger Agreement, in the event that Parent and Purchaser immediately following the purchase of Shares in the Offer own 90% or more of the outstanding Shares, the Company, Parent and Purchaser will take all necessary and appropriate action to cause the Merger to become effective promptly after the expiration of the Offer without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL (the 'Short-Form Merger').

     Company Board Representation. The Merger Agreement provides that, upon the purchase by Purchaser of a number of Shares pursuant to the Offer that represents a majority of the outstanding shares and from time to time thereafter until the Effective Time, the parties to the Merger Agreement will, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act, promptly use all reasonable efforts to cause the following persons to comprise a majority of the entire Board of the Company: David Blitzer, Thomas Campbell, Marshall Cohen, Anthony Grillo, Glenn Hutchins, Robert McKeon and David Stockman. The date on which such persons first comprise the Company's Board of Directors is referred to as the 'Control Date.' From and after the Control Date and prior to the Effective Time, for so long as there is at least one continuing director from the Company's existing Board of Directors (each a 'Continuing Director' and, collectively, the 'Continuing Directors'), all other directors will abstain from acting upon, and the approval of a majority of the Continuing Directors will be required to authorize, (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, (iii) any extension of time for the performance of any obligation or other act of Parent or Purchaser under the Merger Agreement and (iv) any waiver of compliance with any provision of the Merger Agreement for the benefit of the Company.

     Access to Information; Confidentiality. Pursuant to the Merger Agreement, upon reasonable notice, each of the Company or Parent, as the case may be, will, and will cause its subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party (including, the case of Parent and Purchaser, the persons who have agreed to provide financing to Parent or the Surviving Company in connection with the Offer and Merger and the transaction contemplated in connection therewith and, in the case of the Company, the Administrative Committee and the ESOP Trustee and their respective employees, accountants, counsel and other representatives) access during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, such party will (and will cause each of its subsidiaries to) promptly furnish to the other party all filings made or received by it pursuant to federal or state securities laws and all other information concerning its business, properties and personnel as the other party may reasonably request.

     The Merger Agreement provides that the terms of the Confidentiality Agreement will apply with respect to information furnished thereunder or under the Merger Agreement.

     No Solicitation of Transactions. Under the terms of the Merger Agreement, the Company has agreed that it will not directly or indirectly initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below) or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or for the purpose of obtaining an Acquisition Proposal, and the Company will not permit any of its subsidiaries to take, and will use reasonable efforts to prevent the officers, directors, employees, advisors, representatives, agents and affiliates of the Company or any of its subsidiaries (including any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (such officers, directors, employees, representatives, advisors, agents, affiliates, investment bankers, attorneys and accountants being referred to in the Merger Agreement, collectively as 'Representatives') from taking, any such action; provided, however, that nothing contained in such provision of the Merger Agreement will prohibit the Company's Board from any of the following:

          (a) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes a written, bona fide Acquisition Proposal that was not solicited after the date of the Merger Agreement if, and only to the extent that, (i) the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), and after consultation with a nationally recognized investment banking firm, determines in good faith by majority vote that (A) such Acquisition Proposal would, if consummated, constitute a Superior Proposal (as defined below) and (B) such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law and (ii) prior to taking such action, the Company (x) provides prior notice to Parent to the effect that it is taking such action and (y) receives from such person or entity an executed confidentiality agreement in reasonably customary form. The Company will promptly notify Parent and Purchaser if it is prepared to provide access to the properties, books or records of the Company or any of its subsidiaries to any person who has made an Acquisition Proposal. The Company will promptly (and in any event within one business day, and prior to taking any of the foregoing actions) advise Parent following the receipt by it of any Acquisition Proposal or any inquiry or request relating thereto and the substance thereof (including the identity of the person making such Acquisition Proposal, a description of all material terms thereof and a copy of any written proposal), and, if the Board of Directors in good faith believes it is consistent with its fiduciary duties, advise Parent of any developments with respect to such Acquisition Proposal, inquiry or request promptly upon the occurrence thereof, including the Company's entering into discussions or negotiations with respect thereto. The Board will not, in connection with any of the actions described in this section of the Merger Agreement, take any action to cause any state takeover statute or other similar state law to become applicable to the Offer or the Merger or inapplicable to any Acquisition Proposal (until such time as the Merger Agreement has been terminated in accordance with its terms). Pursuant to the Merger Agreement, the Company agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than Parent and its affiliates with respect to any of the foregoing;

          (b) failing to make or reaffirm, withdrawing, adversely modifying or taking a public position materially inconsistent with its recommendation referred to in the Merger Agreement (which may include making any statement required by Rule 14e-2 under the Exchange Act) if there exists an Acquisition Proposal and the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), and after consultation with a nationally recognized investment banking firm, determines in good faith by majority vote that (1) such Acquisition Proposal would, if consummated, constitute a Superior Proposal and (2) such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law; or

          (c) making a 'stop-look-and-listen' communication with respect to an Acquisition Proposal of the nature contemplated in, and otherwise in compliance with, Rule l4D-9 under the Exchange Act as a result of receiving an Acquisition Proposal.

     The Merger Agreement defines an 'Acquisition Proposal' as any of the following (other than the transaction among the Company, Parent and Purchaser contemplated by the Merger Agreement) involving the Company or any of its subsidiaries: (i) any proposed merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any proposed sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets that comprise more than 20% (computed based on the fair market value of such assets as determined by the Board in good faith) of the assets of the Company and its subsidiaries on a consolidated basis, in a single transaction or series of transactions; (iii) any proposed tender offer, exchange offer or other equity investment for more than 20% of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     The Merger Agreement further provides that, except for the following, the Board will not approve or recommend or permit the Company to enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, if the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that it is necessary to do so in order to comply with its fiduciary duties to stockholders under applicable law, the Board may approve or recommend a Superior Proposal or cause the Company to enter into an agreement with respect to a Superior Proposal, but in each case only if (i) the Company provides written notice to Parent (a 'Notice of Superior Proposal') three business days prior to the time it intends to cause the Company to enter into such an agreement advising Parent that the Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (ii) at the end of such three business day period, the Board continues to believe that such Acquisition Proposal constitutes a Superior Proposal, including taking into account any adjustment to the terms and conditions of the transaction contemplated hereby proposed by Parent in response to such Acquisition Proposal, and (iii) the Company terminates the Merger Agreement in accordance with the requirements therein prior to taking any of the foregoing actions.

     For purposes of the Merger Agreement, a 'Superior Proposal' is defined as any bona fide Acquisition Proposal not directly or indirectly initiated, solicited, encouraged or knowingly facilitated by the Company after the date of the Merger Agreement which the Board determines in good faith judgment (based on the advice of an investment banker of nationally recognized reputation), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to the Company's stockholders (in their capacity as stockholders), from a financial point of view, than the transaction contemplated by this Agreement and (ii) is reasonably capable of being completed; provided, that for purposes of this definition, the term Acquisition Proposal shall have the meaning assigned to such term above except that each reference to 20% in the definition of 'Acquisition Proposal' shall be deemed to be a reference to 70% and 'Acquisition Proposal' shall only be deemed to refer to a transaction involving the Company or, with respect to assets (including the shares of any subsidiary of the Company), the assets of the Company and its subsidiaries taken as a whole (and not any of its subsidiaries alone).

     Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Company will, and from and after the Effective Time the Surviving Company will, indemnify, defend and hold harmless each person who is at the time of the Merger Agreement, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company or any of its subsidiaries (the 'Indemnified Parties') against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was (i) serving in such person's capacity as a director, officer, employee or agent of the Company or any of its subsidiaries, or a person serving at the request of the Company or any of its subsidiaries as a trustee of a trust or
(ii) serving in such person's capacity as a trustee or member of an administrative committee, or in any other Company fiduciary capacity with respect to any employee benefit or stock plan maintained or sponsored by the Company or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time or any acts or omissions occurring or existing at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ('Indemnified Liabilities'), including all Indemnified Liabilities based on, or arising out of, or pertaining to the Merger Agreement or the transaction contemplated thereby, in each case to the fullest extent a corporation is permitted under the DGCL to indemnify such persons (and the Company and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted by law, subject to delivery of the undertaking described below). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (x) such Indemnified Party may retain the Company's regularly engaged independent legal counsel or, in the event that a conflict of interest precludes using such counsel in the reasonable judgment of the Indemnified Party, counsel satisfactory to it and reasonably satisfactory to the Company (and reasonably satisfactory to the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) will pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (y) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable best efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation will be liable for any settlement effected without its prior written consent, which consent will not unreasonably be withheld. Any Indemnified Party, upon learning of any such claim, action, suit, proceeding or investigation, will notify the Company (or after the Effective Time, the Surviving Corporation) promptly (but the failure so to notify will not relieve a party from any liability which it may have under this provision of the Merger Agreement except to the extent such failure materially prejudices such party's position with respect to such claims), and will deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm (and one local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel reasonably acceptable to the Company as may be required (as will be reasonably determined by the Indemnified Parties and the Company or the Surviving Corporation, as the case may be) may be retained by the Indemnified Parties at the cost and expense of the Company or the Surviving Corporation. Furthermore, the provisions with respect to indemnification set forth in the certificate of incorporation of the Surviving Corporation will not be amended at or following the Effective Time if such amendment would materially and adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers, employees or agents of the Company in respect of actions or omissions occurring at or prior to the Effective Time.

     The Merger Agreement further provides that the Surviving Corporation will cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company and its subsidiaries providing coverage for a period of six years after the Effective Time with respect to matters arising before and acts or omissions occurring or existing at or prior to the Effective Time, including the transaction contemplated by the Merger Agreement; provided, however, that in no event will the Surviving Corporation be required to expend an amount prorated over the number of years covered in excess of 150% of the annual premiums paid by the Company for such insurance at the time of the Merger Agreement; and provided, further, that if the premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

     The foregoing provisions under the Merger Agreement are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his heirs and his personal representatives and will be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

     Filings; Other Actions. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the Company, Parent and Purchaser will (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act, the Securities Act and the Exchange Act, with respect to the Offer and the Merger and the transaction contemplated in the Merger Agreement (together, the 'Transactions') and (ii) use all reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions to the Offer and the Merger and to consummate and make effective the Transactions. The Merger Agreement further provides that in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement will use all reasonable efforts to take all such action.

     Pursuant to the Merger Agreement, Parent agreed that it will, and it will cause each of its affiliates to, use all reasonable efforts to obtain any government clearances required for completion of the Offer and the Merger (including through compliance with the HSR Act), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an 'Order') that restricts, prevents or prohibits the consummation of the Merger, including by vigorously pursuing all available avenues of administrative and judicial appeal. Parent also agreed to take, and to use all reasonable efforts to cause each of its affiliates to take, any and all actions to the extent necessary to obtain the approval of any governmental entity with jurisdiction over the enforcement of any applicable laws regarding the Offer and the Merger, including, without limitation, entering into negotiations, providing information, substantially complying with any second request for information pursuant to the HSR Act, entering into and performing agreements or submitting to judicial or administrative orders and selling or otherwise disposing of, or holding separate (through the establishment of a trust or otherwise) particular assets or categories of assets, or businesses of Parent, Company or any of their affiliates; provided, however, that notwithstanding the foregoing and anything else contained in the Merger Agreement, neither Parent nor any of its affiliates is required to take any such action with respect to any assets or product lines that would have a Material Adverse Effect on the Surviving Corporation and BarTech, taken as a whole. The Merger Agreement also provides that the parties thereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or in behalf of any party thereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust law, or fair trade law.

     Financing. The Merger Agreement provides that Parent will take all actions and do all things necessary, proper or advisable to obtain, prior to the Expiration Date, commitment letters, reasonably satisfactory to the Company, to provide all the financing required by the Surviving Corporation to repurchase any of the Company's outstanding 9 7/8% Mortgage Notes that may be tendered in connection with the change of control 'put' provisions applicable thereto and to refinance any indebtedness existing under the Company's Revolving Credit Agreement or to waive any event of default under such Revolving Credit Agreement. The Merger Agreement also provides that prior to the Control Date, the Company will consult with Parent with respect to any action taken by the Company in connection with such debt tender offer, and the Company will not file or otherwise publicly release any documentation, nor make any public announcement, with respect thereto without the consent of Parent as to the form and substance thereof, such consent not to be unreasonably withheld.

     Refinancing. The Merger Agreement provides that, in connection with the financing necessary to pay for Shares in the Offer and the Merger, Parent will not permit either Purchaser or the Surviving Corporation to assume or incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or guarantee any debt securities of others or create any mortgages, liens, security interests or other encumbrances on the property of Purchaser or the Surviving Corporation in connection with any indebtedness thereof, or enter into any 'keep well' or other agreement or arrangement to maintain the financial condition of another person; provided, however, that such restriction shall not apply to any financing that is both (i) completed at the earliest of (A) three months after the Effective Time, (B) six months after the Control Date provided that the Effective Time shall theretofore have occurred or (C) the combination of Parent or the Surviving Corporation and BarTech or one of its Subsidiaries under a common parent or by merger and (ii) in respect of which the Board of Directors of the Surviving Corporation, the Administrative Committee and the Trustee receive a solvency opinion from a reputable appraiser or investment bank; and provided, further, that such restriction shall not thereafter apply to any subsequent refinancing.

     Conduct of Business by Company Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement and continuing until the Control Date, the Company agrees as to the Company and each of its subsidiaries, in addition to the restrictions upon solicitation of transactions discussed above, that (except as expressly contemplated or permitted by the Merger Agreement, or the extent that Parent otherwise consents in advance in writing):

          (a) each of the Company and its subsidiaries will carry on its businesses in the usual, regular and ordinary course in substantially the same manner as conducted before the Merger Agreement except that the Company may continue its efforts to sell the assets of the Stainless and Specialty Business of the Company, and the Company and each of its subsidiaries will endeavor to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations;

          (b) the Company will not, nor will it permit any of its subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, other than dividends paid to the Company; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase or otherwise acquire, any shares of its capital stock or such other securities, except as required by the terms of its securities outstanding or any employee benefit plan in effect on the date of the Merger Agreement;

          (c) the Company will not, nor will it permit any of its subsidiaries to, (i) issue or grant any options, warrants or rights to purchase Shares or other equity securities of the Company or its subsidiaries, (ii) amend the terms of or reprice any Option or amend the terms of the 1995 Stock Option Plan, or (iii) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series or other equity securities, any debt securities or any securities convertible into, or any rights, warrants or options to acquire, any such securities, other than the issuance of Shares upon the exercise of Options that are outstanding on the date the Merger Agreement;

          (d) the Company will not, and will not permit any of its subsidiaries to, amend or propose to amend its Restated Certificate of Incorporation or By-laws or equivalent organizational documents;

          (e) except as set forth in the disclosure schedules attached to the Merger Agreement and other than the transaction contemplated therein, the Company will not, nor will it permit any of its subsidiaries to, make any acquisition, by means of merger, consolidation or otherwise, or any disposition (including sale/leaseback transactions or similar arrangements) of assets or securities, other than acquisitions of supplies and raw materials and sales of inventory and worn-out or obsolete equipment and other transactions in the ordinary course of business;

          (f) the Company will promptly provide Parent (or its counsel) with copies of all filings made by the Company with (i) the SEC and (ii) other state or federal court, administrative agency or commission or other governmental authority or instrumentality in connection with the Merger Agreement and the transaction contemplated thereby in the case of this clause (ii);

          (g) other than pursuant to the Merger Agreement, the Company will not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization of the Company or any of its subsidiaries;

          (h) except as expressly permitted by the terms of the Merger Agreement, the Company will not take or agree or commit to take, nor will it knowingly permit any of its subsidiaries to take or agree or commit to take, any action that would reasonably be expected to result in any of the Company's representations or warranties thereunder to be untrue in any material respect or in any of the Company's covenants hereunder or any of the conditions to the Offer and the Merger not being satisfied;

          (i) the Company and its subsidiaries will not (without the prior written consent of Parent): (i) grant any material increases in the compensation of any of its directors or officers or in the payment of any severance due to such directors or officers; (ii) pay or agree to pay any pension, retirement allowance or other benefit not required or contemplated to be paid prior to the Effective Time by any of the Company Plans as in effect on the date of the Merger Agreement to any such director or officer, whether past or present; (iii) enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director or officer; or (iv) except as may be required to comply with applicable law, become obligated under any new plan which if in effect on the date hereof would be a Company Plan, or amend or modify any Company Plan;

          (j) except as set forth on the disclosure schedules attached to the Merger Agreement and other than ordinary course borrowing pursuant to lines of credit or facilities existing on the date of this Agreement, the Company will not, nor will the Company permit any of its subsidiaries to, assume or incur any indebtedness for borrowed money or guarantee any such indebtedness or guarantee any debt securities of others or, except for ordinary course leases of computer equipment, enter into any lease (whether such lease is an operating or capital lease), or create any mortgages, liens, security interests or other encumbrances on the property of the Company or any of its subsidiaries in connection with any indebtedness thereof;

          (k) the Company and its subsidiaries will not take any action, other than as required by the Commission, generally accepted accounting principles or applicable law, with respect to accounting policies, procedures and practices.

          (l) the Company will not, and will not permit any of its subsidiaries to: (i) except for the ESOP Amendment (as defined below), enter into or amend any contract, agreement, commitment or arrangement other than in the ordinary course of business consistent with past practice; (ii) except as set forth in the disclosure schedules attached to the Merger Agreement, authorize or make any single capital expenditure (or series of related capital expenditures) which is in excess of $5,000,000 or, in the case of the Company's electric arc furnace project, $10,000,000; (iii) except as set forth in the disclosure schedules attached to the Merger Agreement, make or change any tax election, file any amended tax return, or settle or compromise any material federal, state, local or foreign tax liability;
     (iv) settle or compromise any pending suit, action or claim for an amount in excess of $300,000 or which relates to the transaction contemplated hereby; or (v) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business and consistent with past practice; and

          (m) the Company will cooperate with Parent (i) in identifying, making and obtaining the filings, consents, approvals, authorizations and permits referred to in the Merger Agreement and (ii) as reasonably requested in any syndication of the financing contemplated by the financing commitments for the Offer and the Merger.

     Employee Matters. The Merger Agreement provides that until at least the second anniversary of the Effective Time, (i) Parent will maintain or cause to be maintained employee benefits and programs for retirees (other than former members of the USWA), directors, officers and salaried employees of the Company and each of its subsidiaries that are no less favorable than those exiting on the date of execution of the Merger Agreement and (ii) Parent will cause the Surviving Corporation to assume the obligations of the Company under the following: (x) the Change of Control Agreements previously entered into between the Company and certain of its employees (as defined in the Merger Agreement and set forth in a schedule attached thereto), with Parent, Purchaser and the Company agreeing that for purposes of such agreements, at not later than the consummation of the Offer (1) a Change of Control (as defined in such agreements) shall have occurred, (2) Good Reason (as defined in such agreements) shall have occurred for a period of six months following the consummation of the Offer and (3) such agreements will be fully funded in accordance with their terms, (y) the Severance Agreements entered into between the Company and certain of its employees (as defined in the Merger Agreement and set forth in a schedule attached thereto) and (z) the retention policies of the Company (as set forth in a schedule to the Merger Agreement). For purposes of eligibility to participate in the vesting in all benefits provided to retirees, directors, officers and salaried employees, the retirees, directors, officers and salaried employees of the Company and its subsidiaries will be credited with their years of service with prior employers to the same extent service with prior employers is taken into account under plans of the Company. The Merger Agreement further provides that the foregoing provisions regarding employee matters are intended to be for the benefit of, and will be enforceable by, each officer and salaried employee, in each of their capacities as a third party beneficiary under the Merger Agreement, and will be binding on all successors and assigns of Parent, Purchaser, the Company and the Surviving Corporation.

     Amendment of the ESOP. The Merger Agreement provides that following the consummation of the Offer, the Company will promptly adopt, subject to the approval of the USWA, in accordance with the ESOP's amendment provisions, an amendment to the ESOP to provide that the ESOP (i) will be converted to a profit-sharing plan that is not required to invest in or distribute employer securities and (ii) will, subject to the requirements of the Code, permit in-service distributions, in connection with the transactions contemplated by the Merger Agreement, in cash or direct or direct rollovers to eligible retirement plans (as defined in the Code) (the 'ESOP Amendment').

     Representation and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's organization, capitalization, authorization of the Merger Agreement, receipt of consents and approvals and lack of violations relating to the consummation of the Offer and the Merger, compliance with legal and contractual obligations, real property (both owned and leased), intellectual property, compliance with SEC filing requirements, preparation of financial statements, absence of litigation, veracity of information supplied, taxes, employee benefits plans and labor matters, absence of certain changes or events, receipt of fairness opinion from an investment bank and environmental matters.

     Pursuant to the Merger Agreement, the Company has further represented that each of the Administrative Committee and the ESOP Trustee has advised the Company that, as of the date of the Merger Agreement, it had conducted such review of the terms of the Offer and the Merger as it deemed appropriate and had determined that, if the Offer were consummated on the date of the Merger Agreement, and subject to their satisfaction with the information to be set forth in documents relating to the Offer, the Administrative Committee would follow the proper directions of the ESOP participants, and the ESOP Trustee would follow the proper directions of the Administrative Committee, as the case may be, to tender the Shares owned by the ESOP Trust.

     In addition, the Merger Agreement contains representations and warranties by Parent and Purchaser concerning their organization, authorization of the Merger Agreement, receipt of consents and approvals and lack of violations relating to the consummation of the Offer and the Merger, veracity of information supplied, interim operations of Purchaser, and financing commitments.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of Parent, Purchaser and the Company to effect the Merger will be subject to the satisfaction prior to the closing date of the following conditions: (a) unless the Merger is consummated as a Short-Form Merger, the Merger Agreement will have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with applicable law; (b) any applicable waiting period (and any extensions) applicable to the Merger under the HSR Act will have been terminated or will have expired; (c) no order, injunction or other legal restraint will have been issued by any court prohibiting or preventing the consummation of the Merger (provided, that prior to invoking this condition, each party will use all reasonable efforts to have such order, injunction or other legal restraint vacated); (d) no statute, rule, order, or regulation will have been enacted, entered, enforced, or promulgated by any governmental entity which prohibits or restricts the consummation of the Merger or makes such consummation illegal; and (e) Purchaser will have accepted for payment and have paid for the Shares duly tendered in the Offer (provided, if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer in violation of the Merger Agreement or the terms and conditions of the Offer, this condition will be deemed to have been satisfied).

     Termination, Fees and Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger Agreement by the stockholders of the Company or consummation of the Offer, as follows:

          (a) by the mutual written consent of the Boards of Directors of Parent, Purchaser and the Company, respectively (but only by action of the Continuing Directors (as defined in the Merger Agreement) after the purchase of Shares pursuant to the Offer);

          (b) by Parent or the Company if, without any material breach by such terminating party of its obligations under the Merger Agreement causing or resulting in such delay, the purchase of Shares pursuant to the Offer will not have occurred on or before October 30, 1998, provided that such date may be extended at the option of Parent for 45 days, but only if Parent is then actively negotiating with the Antitrust Division of the Department of Justice or the Federal Trade Commission regarding satisfaction of the HSR Condition and/or the condition set forth in paragraph A of Section 15 of the Offer to Purchase and certifies to the Company that, to its knowledge, all other conditions to the Offer are satisfied or capable of prompt satisfaction as of the date of such satisfaction as of the date of such verification (provided further such certification will be without prejudice to the requirement that such condition remain satisfied);

          (c) by Parent or the Company, if the Offer expires or is terminated or withdrawn pursuant to its terms without any Shares being purchased unless Parent's termination of or Purchaser's failure to accept for payment or pay for any Shares tendered pursuant to, the Offer is in violation of the terms of the Offer or the Offer or the Merger Agreement;

          (d) by Parent or the Company, if a governmental entity of competent jurisdiction will have (i) issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the purchase of the Shares pursuant to the Offer or the Merger and such order or other action shall have been final and nonappealable or (ii) failed to issue an order or to take any other action which is necessary to fulfill the conditions to the Offer set forth in Section 15 of the Offer to Purchase and the conditions to the Merger, as applicable, and such denial of a request to issue such order or to take such other action shall have become final and nonappealable provided that the party seeking to terminate the Merger Agreement will have complied with its obligations thereunder to attempt to remove or list, or to obtain, as applicable, such order;

          (e) by the Company, if the Offer has not been timely commenced in accordance with the terms of the Merger Agreement, unless the failure to commence the Offer is due to the failure of the Company to perform in any material respect any of its obligations under the Merger Agreement then required to be performed under the Merger Agreement;

          (f) by Parent, if the Board of Directors of the Company has (i) withdrawn, modified or changed its approval or recommendation of the Merger Agreement or any of the transactions contemplated herein in a manner adverse to Parent, (ii) approved or recommended any Acquisition Proposal other than by Parent or Purchaser, (iii) failed to include in the Proxy Statement such recommendation referred to in clause (i), or (iv) resolved to do any of the foregoing;

          (g) by the Company prior to consummation of the Offer, if (i) the Board of Directors of the Company has determined that an Acquisition Proposal constitutes a Superior Proposal, (ii) the Company has delivered to Purchaser a written notice of the determination by the Company's Board of Directors to terminate the Merger Agreement and (iii) simultaneously with such termination the Company has entered into a definitive acquisition, merger or similar agreement to effect such Acquisition Proposal and has made payment of the full fee and expense reimbursement required by the Merger Agreement; or

          (h) prior to the consummation of the Offer, by the Company or Parent (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement) if there has been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the Merger Agreement on the part of the other party, which breach is not cured within ten business days following written notice given by the terminating party to the party committing such breach, or which breach, by its nature, cannot be cured prior to the date on which the Offer expires.

     The Merger Agreement provides further that: (1) if Parent terminates the Merger Agreement pursuant to clause (f) above; (2) if the Company terminates the Merger Agreement pursuant to clause (g) above or (3) if (A) Parent or the Company terminates the Merger Agreement pursuant to clause (b) or (c) above due to the failure to meet the Minimum Condition or the ESOP Condition; or Parent terminates the Merger Agreement pursuant to clause (h) above and (B) at any time prior to such termination an Acquisition Proposal (except the reference to 20% in such definition for the purposes of this section in the Merger Agreement is 50%) shall have been publicly disclosed, in the case of a termination pursuant to clauses (b) or (c) above, or communicated to the Company in the case of a termination pursuant to clause (h) above, and (C) within 12 months after such termination the Company enters into an agreement with respect to, or consummates, a transaction contemplated by such Acquisition Proposal, then in each case the Company will pay to Blackstone Management Partners L.P. ('BMP'), simultaneously or shortly thereafter (depending upon which grounds for termination apply), a fee, in cash of $4,250,000 (and Blackstone has agreed to share such fee on a pro rata basis with Veritas based upon the respective amounts of their equity commitments to Parent); provided, however, that the Company will not in any event be obligated to pay more than one such fee with respect to all such terminations and transactions. Upon the payment of any fee pursuant to this paragraph, the Merger Agreement provides that the party paying such fee will be fully released and discharged from any liability or obligation resulting under the Merger Agreement (however, the obligations under the Confidentiality Agreement will survive such payment).

     The Merger Agreement provides that, except as otherwise provided therein, the Surviving Corporation will be responsible for any transfer, sales or similar taxes resulting from the Merger. Except as otherwise provided in the Merger Agreement, whether or not the Offer or Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement are to be paid by the party incurring such expense.

     Amendment, Extensions and Waiver. Pursuant to the Merger Agreement and subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to the terms contained therein, provided, however, that, after the consummation of the Offer, no term or condition contained in the Merger Agreement will be amended or modified if such change will have an adverse effect on the holders of the Shares (including, by reducing the amount of or changing the form of the Merger Consideration).

     Subject to the provisions in the Merger Agreement, at any time prior to the Effective Time, the parties to the Merger Agreement (by action taken or authorized by their respective Boards of Directors) may, to the extent legally allowed: (i) extend the time for the performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties in the Merger Agreement or in any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions contained in the Merger Agreement, provided, however, that after consummation of the Offer, no term or condition contained in the Merger Agreement will be amended, modified or waived if such change will materially and adversely affect the holders of the Shares. Any agreement by any party of the Merger Agreement to an extension or waiver will be valid only if set forth in a written instrument signed by such party, and the failure of any party to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Board Recommendation. On July 23, 1998, the Company's Board of Directors, by unanimous vote (except for one member who was unable to attend the meeting), (i) determined that the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the Merger and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by holders of the Shares. The Director who was not able to attend the meeting subsequently confirmed concurrence in this vote. The Board unanimously recommends that all stockholders accept the Offer and tender their Shares pursuant to the Offer.

     (b) Background of and Reasons for the Board Recommendation.

     In the summer of 1996, following the acquisition by The Blackstone Group ('Blackstone') of BarTech, David Stockman of Blackstone met with Mr. Maier. Following that meeting, exploratory discussions were held between representatives of the Company and representatives of Blackstone regarding a possible joint venture or business combination between the Company and BarTech. No definitive proposal emerged from these discussions.

     On April 23, 1998, Mr. Stockman called Mr. Maier and requested a meeting, which was held on April 24, 1998. At the meeting, Mr. Stockman indicated that Blackstone and BarTech again wished to explore the feasibility of a business transaction with the Company. On April 29, 1998, Blackstone, BarTech, the Company and another party entered into a confidentiality agreement pursuant to which the Company provided certain non-public information to Blackstone and BarTech.

     In May, 1998, there was a meeting between Messrs. Maier and Lapinsky of the Company, Mr. Stockman and Anthony Grillo of Blackstone and Thomas Tyrrell and Joseph Asimou of BarTech. No substantive proposal emerged from this meeting.

     Following this meeting, in a telephone conversation with Mr. Maier, Mr. Stockman inquired whether the Company would be interested in receiving an acquisition proposal from Blackstone.

     On May 26, 1998, the Board of Directors of the Company established a Transaction Committee composed of the five independent directors, Martin J. Manley, Robert J. Farling, Walter C. Meck, Dr. Carol A. Cartwright and Anthony
J. Celebrezze, Jr. and Jeffrey K. Fernandez, and retained Weil, Gotshal & Manges LLP ('Weil Gotshal') to serve as its legal counsel and Lazard to serve as its investment banker.

     On May 29, 1998, representatives of Blackstone and Simpson Thacher & Bartlett ('Simpson Thacher'), counsel to Blackstone, met at the request of Blackstone with representatives of Lazard and Weil Gotshal to discuss Blackstone's interest in the Company. At the meeting, the Blackstone representatives indicated that they were interested in pursuing an acquisition of the Company in a negotiated transaction pursuant to which Company stockholders would receive a cash payment for their Shares. Blackstone outlined the contemplated features of the transaction, including necessary financing. The Blackstone representatives also discussed Blackstone's ongoing negotiation of a Memorandum of Understanding (the 'MOU') with the USWA regarding the material elements of a new collective bargaining agreement that would be in place following consummation of Purchaser's acquisition of the Company. At the meeting, the Blackstone representative indicated that Blackstone would be interested in pursuing discussions at a price of $6.00 per Share.

     On June 2, 1998, the Transaction Committee met with representatives of Weil Gotshal and Lazard to discuss the May 29, 1998 meeting with Blackstone and Simpson Thacher, at which the principal terms of Blackstone's proposal were discussed and the various steps that the Company, Lazard and Weil Gotshal would be taking in order to continue discussions with Blackstone.

     On June 4, 1998, the Company publicly announced that it had received an indication of interest relating to the possible acquisition of the Company. Following this disclosure, Lazard and representatives of the Company sought to ascertain whether other parties that they viewed as possibly having an interest in acquiring the Company were interested in pursuing such a transaction. On June 8, 1998, one industry participant submitted to the Company a written preliminary indication of interest in acquiring the Company at $5.00 to $6.00 per Share. During follow-up discussions, the industry participant advised Lazard that it had no interest in discussing a transaction at above $6.00 per Share. No other indication of interest was received by either the Company or Lazard as the result of the Company's June 4, 1998 press release or these efforts.

     On June 16, 1998, Blackstone stated in a letter delivered to Lazard that it would be willing to propose a modest increase in its $6.00 per Share indication of interest in exchange for the Company's agreement to immediate and exclusive negotiations.

     On June 16, 1998, the Transaction Committee met to review management's business plan and the status of the Blackstone indication of interest. At the meeting, the Transaction Committee directed management to consider the impact on the business plan of an economic downturn as well as the terms that were currently under discussion between Blackstone and the USWA as reflected in the MOU, which the Company had received on June 5, 1998.

     On June 30, 1998, the Transaction Committee held a meeting by means of a telephone conference call. Representatives of Lazard reviewed their preliminary financial analysis of the Company and their views regarding the price at which Blackstone indicated an interest in acquiring the Company. The Transaction Committee had an extensive discussion regarding the various assumptions contained in management's business plan and Lazard's analysis. The Transaction Committee directed Lazard to inform Blackstone that the price at which it indicated an interest in acquiring the Company was financially inadequate.

     On July 2, 1998, representatives of Lazard met with representatives of Blackstone and informed them of the Transaction Committee's views regarding Blackstone's indication of interest. At the meeting, Blackstone indicated that it would be willing to proceed with discussions providing for a payment to Company stockholders of $6.75 per Share.

     On July 6, 1998, the Transaction Committee met to review Lazard's meeting with Blackstone and subsequent developments. The Transaction Committee authorized Lazard to continue negotiations with

Blackstone, but directed Lazard again to inform Blackstone that the indicated level of interest was financially inadequate.

     On July 7, 1998, the Company publicly announced that it was in negotiations with Blackstone regarding a possible sale of the Company. On that date, Blackstone informed Lazard that it would be willing to increase its proposal to no higher than $7.25 per Share, subject to the satisfactory completion of confirmatory due diligence, and the preparation and negotiation of mutually acceptable definitive documentation.

     From July 7, 1998 through July 23, 1998, representatives of Blackstone and their financing sources conducted their due diligence reviews of the Company, and Blackstone and the Company and their respective legal counsel negotiated the terms of Merger Agreement.

     On July 23, 1998, the Transaction Committee and the Board of Directors met with Lazard and Weil Gotshal to review the status of the negotiations with Blackstone and the draft Merger Agreement. Representatives of Weil Gotshal discussed with the Board of Directors the terms of the draft Merger Agreement a copy of which previously had been furnished to the directors. Representatives of Lazard summarized their financial analysis and advised the Board of Directors that it was Lazard's opinion (which was subsequently confirmed in writing) that, as of July 23, 1998, and based upon and subject to the assumptions and other matters set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The Board voted unanimously (with one director not present at the meeting) to approve the Offer, the Merger and the Merger Agreement and to recommend that all of the Company's stockholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

     Following such approval, on the evening of July 23, 1998, the Company, Parent and Purchaser entered into the Merger Agreement. On the morning of July 24, 1998 the Company and Blackstone announced the execution of the Merger Agreement.

     In making the determination and recommendations described in paragraph 4(a), the Board considered the matters referred to above in this paragraph 4(b) in addition to several other factors including, without limitation, the following:

          (i) The Company's existing competitive position, including the Company's labor costs and relations with the USWA.

          (ii) The projected results of operations of the Company, including the impact thereon of the Company's need to embark on a significant capital program and a possible economic downturn.

          (iii) The alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company and continuing to pursue the sale of its Stainless and Specialty Business.

          (iv) The market prices for the Shares preceding the Company's public announcement that it had received an indication of interest for the acquisition of the Company and the significant premium which the $7.25 per Share price represents over these prices.

          (v) The lack of all but one indication of interest submitted for the Company despite the publicity of Blackstone's interest since June 4, 1998.

          (vi) Blackstone's financial resources and perceived ability to have Parent meet its obligations under the Merger Agreement, including its having obtained commitments to provide the funds necessary to effect the Offer and the Merger and the limited conditions to funding included therein.

          (vii) The likely need for any purchaser to obtain amendments to the Company's Revolving Credit Facility and financing for the change of control 'put' in the Company's 9 7/8% First Mortgage Notes, thus requiring arrangements for significant additional financing, and Parent having obtained assurances regarding amendments to the Company's Revolving Credit Facility and a commitment for financing the change of control 'put' in the Company's 9 7/8% First Mortgage Notes.

          (viii) The provisions of the Merger Agreement, including the no-shop covenant and provisions which permit the Company to terminate the Merger Agreement, upon payment to Blackstone of a break-up fee of

     $4,250,000, to approve a proposal to acquire the Company that was not solicited by the Company after July 23, 1998 and which the Board determines would be more favorable to the Company's stockholders than that offered by the Merger Agreement.

          (ix) The opinion of Lazard to the effect that, as of July 23, 1998, and based upon and subject to the assumptions and other matters set forth in the opinion, which is incorporated by reference and a copy of which has been filed as Exhibit F to this Schedule 14D-9, the consideration to be received by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

          (x) Legal matters relating to the Offer and the Merger, including the review provided for under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the 'HSR Act'), with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto.

          (xi) The structural features of the Offer and the Merger providing for a prompt cash tender offer for all outstanding shares of the Company to be followed by a merger for the same consideration, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the Board viewed its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

     The Company retained Lazard to act as the Company's investment banker with respect to the matters referenced to in Item 4 above. Pursuant to the terms of the engagement letter, dated June 1, 1998, between Lazard and the Company, the Company agreed to pay to Lazard, in consideration of its services, (i) a monthly fee of $100,000 which was due and payable on July 1, 1998, and on the first day of each month thereafter until the expiration of earlier termination of the engagement letter, (ii) a fee equal to .75% of the aggregate consideration paid in connection with the sale of all or substantially all of the Company or its assets (a 'Transaction') against which the Company would receive full credit for fees paid pursuant to clause (i) above, and (iii) reimbursements for all reasonable expenses actually incurred by Lazard in connection with the Transaction. For the purpose of calculating Lazard's fee, 'aggregate consideration' means the total amount of cash paid or payable in connection with the Offer and the Merger, including amounts paid or payable in respect of stock options, whether or not vested, plus the principal amount outstanding in all indebtedness for borrowed money as set forth in the most recent consolidated balance sheet of the Company. The Company also agreed to indemnify Lazard and related persons against certain liabilities arising out of Lazard's retention by the Company.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Share Transactions in Last 60 Days. There have been no transactions in Shares which were effected during the last 60 days by the Company, or, to the knowledge of the Company, by an executive officer, director, affiliate or subsidiary of the Company.

     (b) Intent to Tender. To the knowledge of the Company, (i) each of its executive officers and directors presently intends to tender Shares to Purchaser pursuant to the Offer and (ii) none of such persons presently intends to otherwise sell any Shares which are owned beneficially or held of record by such persons prior to the consummation of the Offer. The foregoing does not include any Shares over which, or with respect to which, any such person acts in a fiduciary or representative capacity or is subject to instructions from a third party, as to which Shares, to the Company's knowledge, no determination has been made.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Certain Negotiations. Except as referred to in this Schedule 14D-9, including the Company's ongoing efforts to sell its Stainless and Specialty Business, as of the date hereof, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Certain Transactions. Except as described in Item 3(b) and Item 4 above, there are no transactions, board restrictions, agreements in principle, or signed contracts which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL ITEMS TO BE FURNISHED

     General. Except as set forth below, the Company is not aware of any licenses or other regulatory permits that appear to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein, or of any filings, approvals or other actions by or with any domestic (federal or state), foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, the Offer to Purchase states that it is Parent's present intention to seek such approval or action. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Parent or Purchaser or that certain parts of the businesses of the Company, Parent or Purchaser might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken, any of which could cause Purchaser to elect (subject to the terms of the Merger Agreement) to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Item 8.

     State Takeover Laws. A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporation meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the Untied States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp.
v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporation to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

     The Company is incorporated in Delaware. Section 203 of the DGCL generally prohibits such a Delaware corporation from engaging in certain 'business combinations' (defined to include mergers and consolidations) with an 'interested stockholder' (defined generally as any person that beneficially owns 15% or more of the outstanding voting stock of the corporation) for a period of three years after the date the person became an interested stockholder unless, before such date, the board of directors or the corporation approved either the business combination of the purchase of 15% or more of the corporation's voting stock by the interested stockholder or certain other statutory conditions have been met. On July 23, 1998, the Company's Board of Directors approved the acquisition of beneficial ownership of Shares contemplated by the Offer, the Merger and the Merger Agreement for purposes of Section 203. Accordingly,
Section 203 is inapplicable to, and will not prevent consummation of, the Merger.

     Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission ('FTC'), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the 'Antitrust Division') and the FTC and certain waiting period requirements have been satisfied. The purchase of Parent common stock by Blackstone and the purchase of Shares pursuant to the Offer and the Merger (collectively, the 'HSR Covered Transactions') are subject to such requirements and, as a result thereof, the capitalization of Parent and the acquisition of Shares may not be consummated until expiration of the waiting period under the HSR Act with respect to the HSR Covered Transactions.

     The Offer to Purchase states that Blackstone has filed with the FTC and the Antitrust Division two Pre-merger Notifications and Report Forms in connection with the HSR Covered Transactions. Under the provision of the HSR Act, the purchase of Parent Common Stock pursuant to the Investors' Commitment may not be consummated until the expiration of a 30-calendar day waiting period following the filing by Blackstone unless both the Antitrust Division and the FTC terminate such waiting period prior thereof, and the purchase of Shares pursuant to the Offer and the Merger may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Blackstone unless both the Antitrust Division and the FTC terminate such waiting period prior thereto. If, within such 30-calendar day and 15-calendar day waiting periods, either the Antitrust Division or the FTC requests additional information or documentary material from Blackstone and Veritas, the applicable waiting period(s) would be extended for an additional 20 calendar days or 10 calendar days, respectively, following substantial compliance by Blackstone with such request. Thereafter, the waiting period could be extended only by court order. If the HSR Covered Transactions are delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may (and, to the extent required by the Merger Agreement, shall), be extended, and in any event the purchase of and payment for Shares will be deferred until either 20 or 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division or a court order is obtained by the FTC or the Antitrust Division prohibiting the HSR Covered Transactions. Only one extension of such waiting periods pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such exclusion of the waiting periods will not give rise to any withdrawal rights not otherwise provided for by applicable law.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase by Purchaser of Shares pursuant to the Offer, either of the FTC and the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares by Purchaser or the divestiture of substantial assets of Parent, its subsidiaries or the Company. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances.

     Based upon an examination of publicly available information relating to the businesses in which the Company and its subsidiaries are engaged, the Offer to Purchase states that the Purchaser believes that the acquisition of Shares pursuant to the Offer would not violate the antitrust laws. There can be no assurance, however, that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, what the outcome will be.

     Margin Credit Regulations Reserve Board. Federal Regulations T, U and X (the 'Margin Credit Regulations') restrict the extension or maintenance of credit for the purpose of buying or carrying margin stock, including the Shares, if the credit is secured directly or indirectly thereby. Such secured credit may not be extended or maintained in an amount that exceeds the maximum loan value of the margin stock. Under the Margin Credit Regulations, the Shares are presently margin stock and the maximum loan value thereof is generally 50% of their current market value. The definition of 'indirectly secured' contained in the Margin Credit Regulations provides that the term does not include an arrangement with a customer if the lender in good faith has not relied upon margin stock as collateral in extending or maintaining the particular credit.

     Information Statement.  The Information Statement attached hereto as
Schedule I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A       Offer to Purchase*
Exhibit B       Letter of Transmittal*
Exhibit C       Agreement and Plan of Merger
Exhibit D       Press Release, dated July 24, 1998
Exhibit E       Letter to Stockholders, dated July 30, 1998
Exhibit F       Opinion of Lazard, dated July 23, 1998**

------------------------
 * Included in the materials sent to stockholders of the Company.
** Annexed hereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           REPUBLIC ENGINEERED STEELS, INC.

                                           By: /s/ RUSSELL W. MAIER
                                               _____________________________

                                               Name: Russell W. Maier
                                               Title:  Chairman, President and
                                                  Chief Executive Officer

Dated:  July 30, 1998

                                                                      SCHEDULE I

                        REPUBLIC ENGINEERED STEELS, INC.
                             410 OBERLIN ROAD, S.W.
                             MASSILLON, OHIO 44647
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about July 30, 1998, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') by Republic Engineered Steels Inc. (the 'Company') to the holders of record of shares of Common Stock, par value $.01 per share, of the Company (the 'Shares'). You are receiving this Information Statement in connection with the possible election of persons designated by RES Holding Company, a Delaware corporation ('Parent'), to a majority of the seats of the Board of Directors of the Company (the 'Board'). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used but not defined in this Information Statement have the meanings ascribed to such terms in the Schedule 14D-9.

     On July 23, 1998, the Company, Parent and RES Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent ('Purchaser'), entered into an Agreement and Plan of Merger (the 'Merger Agreement') pursuant to which (i) Purchaser agreed to commence a tender offer (the 'Offer') for all outstanding Shares, at a price of $7.25 per Share, net to the seller in cash,
(ii) all Shares not purchased pursuant to the Offer will be converted into the right to receive in cash $7.25 per Share or such higher price as may be offered pursuant to the Offer, without interest, and (iii) Purchaser will be merged with and into the Company (the 'Merger') following consummation of the Offer. As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 30, 1998. The Offer is scheduled to expire at 12:00 Midnight on August 26, 1998, unless the Offer is extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, Purchaser and the Designees (as defined below) has been furnished to the Company by either Parent or Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

GENERAL INFORMATION REGARDING THE COMPANY

     The outstanding voting securities of the Company as of July 23, 1998, consisted of 19,706,578 Shares, with 1,764,000 Shares reserved for issuance pursuant to outstanding stock options. Each Share is entitled to one vote.

PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Shares as of July 23, 1998 by (a) each person that, to the knowledge of the Company, is the beneficial owner of more than five percent of the Shares, (b) each director of the Company, (c) the executives named in the Summary

Compensation Table under 'Executive Compensation' and (d) all directors and executive officers of the Company as a group:

                                                                                                         PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNERSHIP(1)                                   NUMBER OF SHARES OWNED     CLASS(12)
---------------------------------------------------------------------------   ----------------------    ------------
State Street Bank and Trust Company(2).....................................         10,546,009              53.5%
225 Franklin Street
Boston, MA 02110
Dimensional Fund Advisors, Inc.............................................          1,476,300               7.5%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401
Russell W. Maier(3)........................................................              9,000               (5)
Stephen S. Higley(4).......................................................             15,344               (5)
James B. Riley(6)..........................................................             33,152               (5)
Daniel A. Albert(7)........................................................              2,408               (5)
Sam Camens(8)..............................................................                900               (5)
Carol A. Cartwright........................................................              3,000               (5)
Anthony J. Celebrezze, Jr..................................................                -0-               -0-
Robert J. Farling..........................................................             10,000               (5)
Jeffrey K. Fernandez(7)....................................................              2,682               (5)
Norman T. Graybill(7)......................................................              3,123               (5)
Gary E. Lenhart(7).........................................................              4,244               (5)
Martin Manley..............................................................              4,000               (5)
Walter C. Meck.............................................................              3,000               (5)
Joseph F. Lapinsky(9)......................................................              7,293               (5)
Harold V. Kelly(10)........................................................             15,454               (5)
All directors and executive officers of the Company as a group
  (22 persons)(11).........................................................            186,357               (5)

------------------
 (1) The address of all persons other than State Street Bank and Trust Company and Dimensional Fund Advisors, Inc. is the address of the Company, 410 Oberlin Road, S.W., Massillon, Ohio 44647.

 (2) State Street Bank and Trust Company holds such stock as trustee for the ESOP. The number of Shares held by the ESOP Trust represents the number of Shares allocated to participants' accounts under the ESOP and unallocated Shares held by the ESOP Trust.

 (3) Does not include 540,000 Shares that may be issued to Mr. Maier at an exercise price of $6.67 per Share pursuant to options under the 1995 Stock Option Plan, all of which are presently exercisable.

 (4) Includes 9,444 Shares allocated to Mr. Higley's account under the ESOP but does not include 96,000 and 7,920 Shares that may be issued to Mr. Higley at an exercise price of $6.67 per Share and $7.95 per Share, respectively, pursuant to options under the 1995 Stock Option Plan, all but those with respect to 5,280 Shares are presently exercisable.

 (5) Less than 1% of outstanding Shares.

 (6) Includes 10,152 Shares allocated to Mr. Riley's account under the ESOP but does not include 120,000 Shares that may be issued to Mr. Riley at an exercise price of $6.67 per Share pursuant to options under the 1995 Stock Option Plan, all of which are presently exercisable.

 (7) Represents the number of Shares allocated to such person's account under the ESOP.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
 (8) Includes 700 Shares of Common Stock held by Mr. Camens as custodian for his grandchildren under the Uniform Gift to Minors Act. Mr. Camens disclaims beneficial ownership of these Shares.

 (9) Includes 2,293 Shares allocated to Mr. Lapinsky's account under the ESOP.

(10) Includes 7,954 Shares allocated to Mr. Kelly's account under the ESOP but does not include 96,000 Shares that may be issued to Mr. Kelly at an exercise price of $6.67 per Share pursuant to options under the 1995 Stock Option Plan, all but those with respect to 3,600 Shares are presently exercisable.

(11) Includes 92,432 Shares allocated to the accounts of executive officers and directors under the ESOP but does not include 1,075,200 Shares that may be issued to executive officers pursuant to options under the 1995 Stock Option Plan, all but those with respect to 22,080 Shares are presently exercisable.

(12) Does not include any Shares that may be issued pursuant to options under the 1995 Stock Option Plan.

                             THE BOARD OF DIRECTORS

     In accordance with the Restated Certificate of Incorporation of the Company (the 'Charter') and the Amended and Restated By-laws of the Company (the 'By-laws'), the Board has fixed the number of directors at thirteen directors, divided into two classes, one of seven directors (Class I) and the other of six directors (Class II). The term of office of each class is two years. The Charter and Bylaws also provide for the following qualifications for the Company's directors:

Group A      Four individuals designated by the United Steelworkers of America AFL/CIO ('USWA'), one of whom is
Directors:   designated by the International President of the USWA and three of whom are designated by USWA local unions.

Group B      One individual, the chief executive officer of the Company.
Director:

Group C      Eight individuals, five of whom must be independent directors (not affiliated with the Company or
Directors:   the USWA), selected by a nominating committee (the 'Nominating Committee') comprised of the Group A
             Director designated by the International President of the USWA, the Group B Director and three
             Group C Directors who are independent directors.

In the event that the ESOP owns less than 25% of the outstanding Shares (i) the Group A Directors will be reduced to two (both to be appointed by the International President of the USWA), (ii) the Nominating Committee will consist solely of Group C independent directors and (iii) the number of Group C Directors will be increased to ten (10), of which seven (7) must be independent directors.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of such number of Shares that represents a majority of the outstanding Shares on a fully diluted basis, the Company, Parent and Purchaser will, subject to the provisions of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act, use all reasonable efforts necessary to cause the persons designated (the 'Designees') on Exhibit B of the Merger Agreement to comprise a majority of the Board. From and after the date on which such persons first comprise a majority of the Board, and prior to the effective time of the Merger, for so long as there is at least one director who is designated as a 'Continuing Director,' all other directors will abstain from acting upon, and the approval of a majority of the Continuing Directors will be required to authorize, any termination of the Merger Agreement, any amendment of the Merger Agreement by the Company or requiring action by the Board, any extension of time for the performance of any obligation or other act of Parent or Purchaser under the Merger Agreement, and any waiver of compliance with any provision of the Merger Agreement for the benefit of the Company.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the Offer, and that, upon assuming office, the Designees, together with the Continuing Directors, will thereafter constitute the entire Board. Biographical information concerning each of the Designees is presented below.

DESIGNEES

     Parent has informed the Company that the Designees shall be the persons set forth in the following table. The following table sets forth the name, age, present principal occupation or employment and five-year history of each Designee, as supplied by Parent. The business address of each such person is c/o The Blackstone Group, 345 Park Avenue, New York, New York, 10154.

                                                             PRESENT PRINCIPAL OCCUPATION OR
NAME                             AGE                   EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
------------------------------   ----   -------------------------------------------------------------------------

David Blitzer                      28   Vice President of The Blackstone Group, L.P. since 1991

Thomas Campbell                    38   Partner, Veritas Capital Management, L.L.C., 1993 to Present

Marshall Cohen                     63   Director and Chairman of the Board of Clark USA

Anthony Grillo                     44   Senior Managing Director in the principal investment group of The
                                          Blackstone Group L.P. since 1991

Glenn Hutchins                     42   Senior Managing Director in the principal investment group of The
                                          Blackstone Group L.P. since 1994. Prior to 1994, Mr. Hutchins was a
                                          Managing Director at the Thomas H. Lee Company since 1985

Robert McKeon                      44   President, Veritas Capital Management, L.L.C., 1992 to Present

David Stockman                     51   Senior Managing Director in the principal investment group of The
                                          Blackstone Group L.P. since 1988

     Parent has advised the Company that, to the best knowledge of Parent, none of the Designees currently is a director of or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission, except that as may be disclosed in the Offer to Purchase. Parent has also informed the Company that certain Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business, and that Purchaser believes that the interest of such persons in such transactions is not material significance.

     Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or findings any violation of such laws.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the directors of the Company:

                                                                                                           DIRECTOR
NAME                                              AGE    POSITION                                           SINCE
-----------------------------------------------   ----   -----------------------------------------------   --------
Russell W. Maier...............................    61    Group B Director, Chairman, President and Chief     1989
                                                           Executive Officer(1)
Carol A. Cartwright............................    57    Group C Independent Director(1)                     1991
Robert J. Farling..............................    61    Group C Independent Director(1)                     1997
Daniel A. Albert...............................    49    Group A Director(1)                                 1997
Jeffrey K. Fernandez...........................    43    Group A Director(1)                                 1997
Norman T. Graybill.............................    55    Group A Director(1)                                 1997
James B. Riley.................................    46    Group C Director, Executive Vice President and      1989
                                                           Chief Financial Officer(2)
Stephen S. Higley..............................    55    Group C Director, Vice President and President      1996
                                                           of the Cold Finished Bar Division(2)
Sam Camens.....................................    81    Group A Director (designated by the                 1989
                                                           International President of the USWA) (2)
Martin J. Manley...............................    45    Group C Independent Director(2)                     1994
Walter C. Meck.................................    47    Group C Independent Director(2)                     1989
Gary E. Lenhart................................    47    Group C Director(2)                                 1996
Anthony J. Celebrezze, Jr......................    56    Group C Independent Director(1)                     1998

------------------
(1) Term expires at the 1999 Annual Meeting.

(2) Term expires at the 2000 Annual Meeting.

     The following are brief summaries of the business experience of the directors of the Company, including, where applicable, information as to the other directorships held by each of them.

     Russell W. Maier has been Chairman of the Board, President and Chief Executive Officer of the Company since November 1989. Mr. Maier has been active in the steel industry since February 1960. Mr. Maier is also a member of the Board of Directors of United National Bank and Trust Company and First Energy Corporation.

     Carol A. Cartwright has been President of Kent State University since 1991. From 1988 to 1991 she served as chief Academic Officer of the University of California at Davis. Ms. Cartwright is also a member of the Board of Directors of First Energy Corporation, Key Corp and M.A. Hanna Company.

     Robert J. Farling is retired and was formerly Chairman, President and Chief Executive Officer of Centerior Energy Corporation since 1992. Prior to that time he was President and Chief Operating Officer of Centerior Energy Corporation since 1988. Mr. Farling is also a member of the Board of Directors of National City Bank in Cleveland, Ohio.

     Daniel A. Albert is a member of USWA Local 1869 and has been employed at the Company's cold finished bar plant in Beaver Falls, Pennsylvania since 1967.

     Jeffrey K. Fernandez is a member of USWA Local 2327 and has been employed at the Company's specialty steels plant in Canton, Ohio since 1974.

     Norman T. Graybill is a member of USWA Local 1200 and has been employed at the Company's steelmaking plant on Eighth Street in Canton, Ohio since 1964.

     James B. Riley has been Executive Vice President and Chief Financial Officer of the Company since November 1993. He was formerly Vice President and Chief Financial Officer of the Company from 1989 to October 1993. Mr. Riley has been active in the steel industry since 1975.

     Stephen S. Higley has been a corporate Vice President and President of the Company's Cold Finished Bar Division since January, 1997. He was formerly a corporate Vice President and President of the Company's Specialty Steels Division from January 1995 to January 1997. Prior to that time he was Vice President-- Commercial of the Company since November 1989. Mr. Higley has been active in the steel industry since 1966.

     Sam Camens is retired. Mr. Camens served as Assistant to the International President of the USWA from 1981 until his retirement in 1987.

     Martin J. Manley has been the President and CEO of Alibris, a seller of out-of-print books on the Internet in Emeryville, California since April 1998. From August 1997 to April 1998, Mr. Manley was an independent business consultant. From October 1995 to August 1997, Mr. Manley was the Managing Director, KP Consulting of Kaiser Permanente (Northern California Region). From July 1994 to October 1995 he was an independent business consultant. From 1993 to July 1994 he served as the Assistant Secretary of Labor for the American Workplace in the Clinton Administration. From 1991 to 1993, Mr. Manley was a partner in The Waterman Group, a business consulting firm. From 1986 to 1991, Mr. Manley was a Senior Manager for McKinsey & Company Inc., a business consulting firm.

     Walter C. Meck has been the Chairman and Chief Executive Officer of H.H. Fessler Knitting Co., Inc. since 1994. From 1990 to 1993, Mr. Meck was Executive Vice President and Chief Operating Officer of Farrel & Co., an investment and merchant banking firm. From 1986 to 1990, Mr. Meck was the Executive Vice President-- Finance and Chief Financial Officer of Mack Trucks, Inc., a major manufacturer of trucks. Mr. Meck is also a director of Orix Credit Alliance Receivables Corporation.

     Gary E. Lenhart has been a Plant Manager in the Company's Cold Finished Bar Division since June 1993. Currently, Mr. Lenhart is responsible for the Company's cold finished bar plants in Massillon, Ohio and Willimantic, Connecticut. He was formerly General Supervisor of the Company's cold finished bar plant in Massillon, Ohio since November 1989. Mr. Lenhart has been active in the steel industry since 1969.

     Anthony J. Celebrezze, Jr. has been a partner in the law firm of Dinsmore & Shohl, LLP in Columbus, Ohio since 1991. From 1983 to 1991, Mr. Celebrezze served as the Attorney General of the State of Ohio.

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth the name, age and position with the Company of each person who is an executive officer of the Company and who is not a director of the Company, as of July 23, 1998:

NAME                                               AGE   POSITION
------------------------------------------------   ---   ------------------------------------------------
Harold V. Kelly.................................   67    Executive Vice President and General Counsel
Joseph F. Lapinsky..............................   47    Corporate Vice President and President of the
                                                           Hot Rolled Bar Division
John C. Vaught..................................   52    Corporate Vice President and President of the
                                                           Stainless and Specialty Steels Division
Charles T. Cochran..............................   44    Vice President-Sales and Marketing of the Cold
                                                           Finished Bar Division
Edward J. Blot..................................   55    Vice President-Sales and Marketing of the
                                                           Stainless and Specialty Steels Division
James T. Thielens, Jr...........................   40    Vice President-Sales and Marketing of the Hot
                                                           Rolled Bar Division
James D. Donohoe................................   54    Secretary and Associate General Counsel
John B. George..................................   51    Corporate Treasurer
John W. Sears...................................   53    Corporate Controller

     Harold V. Kelly has been Executive Vice President and General Counsel of the Company since November 1993. He was formerly Vice President and General Counsel of the Company from 1989 to October 1993. Mr. Kelly has been active in the steel industry since 1973.

     Joseph F. Lapinsky has been a corporate Vice President and President of the Company's Hot Rolled Bar Division since January 1997. Prior to that time he served as General Manager of the Company's hot-rolled bar operations from September 1995 to January 1997. Prior to that time he was Executive Vice President of Autumn Industries, Inc. from September 1991 to September 1995 and Executive Vice President of CSC Industries, Inc. from December 1987 to September 1991. Mr. Lapinsky has been active in the steel industry since 1973.

     John C. Vaught has been a corporate Vice President and President of the Company's Stainless and Specialty Steels Division since January 1997. He served as a special assistant to the President of the Company's Bar Products Division from February 1995 to July 1995 and to the Chief Executive Officer from July 1995 to January 1997. Prior to that time he was Vice President of the Company's Special Metals Division from February 1991 to February 1995 and Vice President to Purchasing, Transportation and Support Services from November 1989 to February 1991. Mr. Vaught has been active in the steel industry since 1969.

     Charles T. Cochran has been Vice President, Sales and Marketing of the Company's Cold Finished Bar Division since January 1997. He served as Vice President, Sales and Marketing of the Company's Bar Products Division from January 1995 to January 1997. From May 1994 to January 1995 he was General Manager, Cold Finished Bar Division. Prior to that time he held various regional sales positions at the Company since its formation in 1989. Mr. Cochran has been active in the steel industry since 1976.

     Edward J. Blot has been Vice President, Sales and Marketing of the Company's Stainless and Specialty Steels Division since January 1997. He served as Vice President, Sales and Marketing of the Company's Specialty Steels Division from February 1995 to January 1997. From 1992 to February 1995 he was President of Ed Blot & Associates, a business consulting firm. From 1989 to 1992, he was Vice President, Sales and Marketing of Baltimore Specialty Steels Corporation, a subsidiary of Armco, Inc. Mr. Blot has been active in the steel industry since 1966.

     James T. Thielens, Jr. has been Vice President, Sales and Marketing, of the Company's Hot Rolled Bar Division since March 1997. He served as General Manager of Marketing from March 1995 to March 1997 and as a Regional Sales Manager of the Company's Bar Products Division from April 1994 to March 1995. Prior to that time he held various sales and marketing positions at the Company since its formation in 1989. Mr. Thielens has been active in the steel industry since 1980.

     James D. Donohoe is the Secretary and Associate General Counsel of the Company and has held that position since November 1989. Mr. Donohoe has been active in the steel industry since 1973.

     John B. George is the Treasurer of the Company and has held that position since April 1991. From November 1989 to April 1991 he was Assistant Treasurer of the Company. Mr. George has been active in the steel industry since 1969.

     John W. Sears is the Controller of the Company and has held that position since November 1989. Mr. Sears has been active in the steel industry since 1968.

     There is no family relationship among any of the directors or executive officers of the Company.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors held nine meetings (exclusive of committee meetings), during the 1998 fiscal year. The Board has established four standing committees and one special committee whose functions and current members are noted below. Each current director attended 75% or more of the aggregate number of meetings of the Board and committees on which he or she served which were held during such period.

     Audit Committee: Since March 26, 1998, the Audit Committee of the Board (the 'Audit Committee') has consisted of Dr. Cartwright and Messrs. Meck (Chairman) and Celebrezze. From October 23, 1997 to March 26, 1998 the Audit Committee consisted of Mr. Celeste (until his resignation on November 7, 1997), Dr. Cartwright and Mr. Meck. From June 12, 1995 to October 23, 1997 the Audit Committee consisted of Mr. William J. Williams (whose last term of office expired on October 23, 1997), Dr. Cartwright and Mr. Meck. Each of the foregoing is a director who is not employed by the Company or affiliated with management. The Audit Committee is responsible for reviewing and helping to ensure the integrity of the Company's financial statements. Among other matters, the Audit Committee reviews the Company's internal accounting controls and financial statements and reviews with the Company's independent accountants the scope of their audit, their report and their recommendations. The Audit Committee held four meetings in fiscal year 1998.

     Compensation Committee: Since October 23, 1997 the Compensation Committee of the Board of Directors (the 'Compensation Committee') has consisted of Messrs. Camens, Farling, Maier, Manley (Chairman) and Lenhart. From January 23, 1997 to October 23, 1997 the Compensation Committee consisted of Mr. Douglas M. Lawson (until his term of office expired on October 23, 1997) and Messrs. Camens, Celeste, Maier, Manley (Chairman) and Lenhart. The Compensation Committee establishes the policies used in determining the compensation of all executive officers of the Company. The Compensation Committee held one meeting during the 1998 fiscal year. See 'Compensation Committee Interlocks and Insider Participation.'

     Nominating Committee: Since October 23, 1997, the Nominating Committee has consisted of Messrs. Camens, Maler, Manley (Chairman), Meck and Farling. From June 12, 1995 to October 23, 1997, the Nominating Committee consisted of Messrs. Camens, Maier (Chairman), Manley, Meck and Williams.

     The Nominating Committee of the Board, acting by unanimous vote, designates the nominees for the Group C Directors. The Nominating Committee must, in accordance with the provisions of the Charter and By-laws, consist of the Group A Director nominated by the International President of the USWA, the Group B Director and the three Group C Directors who are independent directors as long as the ESOP (and/or other benefit plan(s)) owns 25% or more of the issued and outstanding Shares. The Nominating Committee held three meetings during the 1998 fiscal year.

     Option Administrative Committee: Since March 26, 1998 the committee of the Board that administers the Company's 1995 Stock Option Plan (the 'Option Administrative Committee') has consisted of Dr. Cartwright and Messrs. Celebrezze, Farling, Manley, and Meck. From October 23, 1997 to March 26, 1998 the Option Administrative Committee consisted of Mr. Richard F. Celeste (until his resignation on November 7, 1997), Dr. Cartwright and Messrs. Manley, Meck and Farling. From May 5, 1995 to October 23, 1997 the Option Administrative Committee consisted of Dr. Cartwright and Messrs. Celeste, Manley, Meck and Williams. As required by the 1995 Stock Option Plan all members of the Option Administrative Committee were Group C independent directors. The Option Administrative Committee did not meet or act in the 1998 fiscal year.

     Transaction Committee: On May 26, 1998, the Board established a special committee (the 'Transaction Committee') for the purposes of (i) facilitating the Board's review and consideration of any proposals from third parties regarding the potential sale of all or substantially all of the Company or its assets and
(ii) serving as a resource to senior management in its analysis and review of any such proposal. The Transaction Committee has consisted of Dr. Cartwright and Messrs. Celebrezze, Farling (Chairman), Fernandez, Manley and Meck (Co-Chairman) and held six meetings during fiscal year 1998.

COMPENSATION OF DIRECTORS

     Each director who is not an officer or employee of the Company receives an annual fee of $15,000, plus attendance fees of $1,500 for regular and special meetings, $750 for committee meetings and $500 for telephonic board meetings, and is reimbursed for his or her out-of-pocket expenses incurred in connection with serving on the Board. Officers and other employees of the Company who serve on the Board receive no additional compensation for their services (other than reimbursement for their related out-of-pocket expenses).

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. Maier, the President and Chief Executive Officer of the Company and the Group B Director, serves on the Compensation Committee but does not participate in deliberations concerning his compensation. Two other members of the Compensation Committee who served during the 1998 fiscal year are employees of the Company, namely Mr. Lawson, a Group A Director (designated by Union Local
3069) and Mr. Lenhart, a Group C Director. The compensation of Messrs. Lawson and Lenhart is not determined by the Compensation Committee.

                       COMPENSATION OF EXECUTIVE OFFICERS

     The following tables set forth information with respect to the Chief Executive Officer and the four other most highly compensated executive officers of the Company for the three fiscal years ended June 30, 1998, 1997 and 1996:

                                                                                ANNUAL COMPENSATION
                                                             ---------------------------------------------------------
                                                   FISCAL                            OTHER ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION                         YEAR      SALARY      BONUS     COMPENSATION(1)    COMPENSATION(2)
------------------------------------------------   ------    --------    -------    ---------------    ---------------
Russell W. Maier................................     1998    $536,000    $89,325       $ 107,284           $16,000
President and CEO                                    1997     536,000         --          97,856            13,600
                                                     1996     551,622(3)      --          91,667            12,750
James B. Riley..................................     1998     253,000     42,175             -0-            13,467
Executive Vice President and                         1997     253,000         --             -0-            10,000
  Chief Financial Officer                            1996     253,000         --             -0-            11,533
Stephen S. Higley...............................     1998     227,000     37,825          29,459            11,199
Vice President and President Cold Finished Bar       1997     227,000         --          29,753            11,650
  Division                                           1996     227,000         --          24,016            14,267
Harold V. Kelly.................................     1998     217,000     36,175          30,884            16,096
Executive Vice President and                         1997     217,000         --          38,081            15,932
  General Counsel...............................     1996     217,000         --          32,278            18,116
Joseph F. Lapinksy(4)...........................     1998     216,668     36,675             -0-            10,392
Vice President and President Hot Rolled Bar          1997     180,522         --          42,942            11,304
  Division

------------------
(1) Other Annual Compensation for Mr. Maier in 1998, 1997 and 1996, respectively, includes $23,353, $26,853, and $29,011 of supplemental salary available to purchase benefits under a cafeteria plan, $78,517, $59,215, and $60,573 for contribution to a trust providing for the difference between the amount needed to fund an agreed upon retirement benefit and the maximum amount that may be contributed to the Company's Defined Contribution Pension Plan under the Code and $5,414, $11,788, and $2,083 for other perquisites.

   Other Annual Compensation for Mr. Higley in 1998, 1997 and 1996, respectively includes $13,203, $13,203 and $13,200 of supplemental salary available to purchase benefits under a cafeteria plan, $8,693, $9,989 and $9,522 for contributions to a trust providing for the difference between the amount needed to fund an agreed upon retirement benefit and the maximum amount that may be contributed to the Company's Defined Contribution Pension Plan under the Code and $7,563, $6,561 and $1,294 for other perquisites.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)
   Other Annual Compensation for Mr. Kelly in 1998, 1997 and 1996, respectively includes $17,431, $18,777 and $17,788 of supplemental salary available to purchase benefits under a cafeteria plan, $9,073, $10,926 and $10,374 for contributions to a trust providing for the difference between the amount needed to fund an agreed upon retirement benefit and the maximum amount that may be contributed to the Company's Defined Contribution Pension Plan under the Code and $4,380, $8,378 and $4,216 for other perquisites.

   Other Annual Compensation for Mr. Lapinsky in 1998 and 1997 includes $1,875 and $4,619 of supplemental salary available to purchase benefits under a cafeteria plan, $3,838 and $247 for contributions to a trust providing for the difference between the amount needed to fund an agreed upon retirement benefit and the maximum amount that may be contributed to the Company's Defined Contribution Pension Plan under the Code and $7,250 and $38,049 for other perquisites consisiting primarily of relocation allowance.

(2) All Other Compensation reflects amounts contributed by the Company to the Company's Defined Contribution Pension Plan and the ESOP allocation for the named individuals except for Mr. Maier who does not participate in the ESOP.

(3) Includes $15,622 of salary earned in fiscal year 1995 but paid in fiscal year 1996.

(4) Mr. Lapinsky became a named executive officer in fiscal year 1997 and thus annual compensation information for Mr. Lapinsky in fiscal year 1996 is not reported.

STOCK OPTION GRANTS

     The only stock option plan maintained by the Company is the 1995 Stock Option Plan. During fiscal year 1998, no options were granted under the 1995 Stock Option Plan and no options previously granted under the 1995 Stock Option Plan were exercised. The following table sets forth, for each executive officer named in the compensation table, the number of Shares underlying unexercised Options at the end of fiscal year 1998 and the value of in-the-money Options, assuming a value per Share of $7.25, the amount payable per Share in the Offer and the Merger.

                                                                            NUMBER OF SHARES      VALUE OF UNEXERCISED
                                                                               UNDERLYING             IN-THE-MONEY
                                                                           UNEXERCISED OPTIONS     OPTIONS AT FISCAL
NAME                                                                       AT FISCAL YEAR END           YEAR END
------------------------------------------------------------------------   -------------------    --------------------
Russell W. Maier........................................................         540,000                 313,200
Harold V. Kelly.........................................................          96,000                  55,680
James B. Riley..........................................................         120,000                  69,600
Stephen S. Higley.......................................................         109,200                  63,336

CHANGE OF CONTROL, SEVERANCE AND EMPLOYMENT AGREEMENTS

     On October 23, 1997 and June 16, 1998, the Company's Board of Directors approved Severance and Change of Control Agreements for the 12 executive officers of the Company. The officers for whom such agreements were approved were Russell W. Maier, Harold V. Kelly, James B. Riley, Joseph F. Lapinsky, Stephen S. Higley, John C. Vaught, Charles T. Cochran, Edward J. Blot, James T. Thielens, Jr., James D. Donohoe, John B. George and John W. Sears (each a 'Senior Manager' and, collectively, the 'Senior Managers').

     The Change of Control Agreements provide that the Senior Manager party thereto is entitled to a lump sum payment equal to a specified percentage of his total compensation during the year preceding the termination of his employment:
300% in the case of Mr. Maier, 200% in the case of Messrs. Kelly, Riley, Lapinsky, Higley and Vaught and 100% in the case of Messrs. Cochran, Blot, Thielens, Donohoe, George and Sears upon a termination of his employment by the Company within 24 months following a Change of Control (as defined therein) other than for Cause (as defined therein) or disability or upon a termination by the Senior Manager of his employment for Good Reason (as defined therein) within 24 months following a Change of Control. Each Change of Control Agreement also provides that the Senior Manager's Options automatically will vest upon such a termination of employment and for a continuation of benefits for 24 months following such a termination of employment in the case of the six most senior executive officers and 12 months in the case of the six other executive officers. To the extent that the payments provided to the Senior Manager under the Change of Control Agreement are subject to an excise tax, the Change of Control Agreements provide that the Company is obligated to make an additional lump sum payment to make the Senior Manager whole. The Change of Control Agreements provide that the Company is required to deposit in a 'rabbi trust' within ten days after a Change of Control the total amount necessary to make the payments contemplated by the Change of Control Agreements. The Change of Control Agreements provide that, in consideration of the foregoing payments, the Senior Manager agrees to be bound by a covenant not to compete for the one year period following termination of employment and to provide the Company with a release from all employment related claims.

     Pursuant to severance agreements, the Company's executive officers are entitled to generally comparable benefits to their Change of Control Agreements in the event that there has been no Change of Control and an executive officer's employment is terminated by the Company without Cause or by reason of disability.

     Mr. Maier, the President and Chief Executive Officer of the Company, is the only executive officer of the Company who has an employment agreement with the Company. See discussion below under 'CEO Compensation' in the Compensation Committee Report.

COMPANY RETENTION POLICIES

     On June 16, 1998, the Company's Board of Directors adopted a retention policy covering certain of the Company's management employees, including substantially all of the Company's 12 executive officers. Pursuant to the policy, the Company will pay a cash retention bonus equal to eight weeks of base salary, payable on December 31, 1998, to substantially all of the Company's executive officers if such executive officer is then employed by the Company or prior to such date if his employment was terminated by the Company without cause or by him for Good Reason pursuant to the terms of his Change of Control Agreement. The remaining covered employees are eligible for a retention payment of either six weeks or four weeks of base salary if they are employed on December 31, 1998 or their employment is terminated without cause prior to such date.

                             EXECUTIVE COMPENSATION
                         COMPENSATION COMMITTEE REPORT

     The Company's Charter requires that the Compensation Committee include at least one Group A Qualified Director (a director nominated by either the USWA or certain USWA locals) and two Group C Qualified Directors (directors who may, but need not be, independent directors). The Compensation Committee is currently composed of Sam Camens, Robert J. Farling, Gary E. Lenhart, Russell W. Maier, and Martin J. Manley. Mr. Maier is the President and Chief Executive Officer of the Company (the 'CEO') and the Group B Qualified Director. Mr. Camens is not an employee of the Company and is a Group A Qualified Director designated by the International President of the USWA. Mr. Lenhart is an employee of the Company and a Group C Qualified Director. Messrs. Farling and Manley are independent Group C Qualified Directors. Although Mr. Maier is a member of the Compensation Committee, he abstains from deliberations regarding his compensation. Mr. Lenhart's compensation is not determined by the Compensation Committee.

COMPENSATION PHILOSOPHY

     The purpose of the Company's executive compensation plan is to attract and retain quality executive officers. The Company's compensation philosophy is to reward the individual and team efforts of executive officers who increase the long term value of the Company in a manner consistent with ownership by employees and public investors. As a result, the Company s executive compensation plan seeks to reward increases in the value of the Shares, insure competitiveness with industrial companies of similar size and complexity and reinforce the Company's commitment to employee participation. Specifically, this purpose and philosophy are implemented through a total compensation program that includes a short-term direct compensation package and a long-term incentive compensation package. The short-term direct compensation package for executive officers (except the CEO) currently consists of a base salary, participation in various employee benefit plans in which the Company's employees generally participate (including a profit sharing plan), a severance benefit program in the event the executive officer is terminated without cause and a key employee retention program. The long-term incentive compensation package consists of participation in the ESOP (except the CEO) and the 1995 Stock Option Plan.

COMPENSATION OF EXECUTIVE OFFICERS GENERALLY

     Annually, the Board evaluates the Company's performance under the stewardship of the executive officers and considers whether an increase in the executive officers' base salary is warranted pursuant to any salary 'merit budget' (performance based) program adopted by the Company. The Compensation Committee is responsible for making recommendations to the Board regarding the level of each executive officer's base salary and the nature and criteria of such incentive programs. In the past, such programs have generally been comparable to those provided by the Company to other of its employees.

     In making such recommendations, the Compensation Committee considers the individual executive's performance, seniority and longevity in light of the compensation provided to the other executives and the overall financial condition of the Company. The base salary of executive officers was not increased during fiscal year 1998. The Company does not currently pay performance based bonuses to any of its executive officers.

     The Compensation Committee continually reviews the Company's existing compensation structure for executives to ensure that the Company is offering competitive compensation packages that will enable it to attract and retain quality executives. During fiscal year 1998, the Compensation Committee recommended the adoption of the Change of Control and Severance Agreements referred to above for the six most senior executive officers of the Company as well as retention bonuses if such officers remained employed with the Company for the period from October 23, 1997 to June 30, 1998. In addition, the individual members of the Compensation Committee participated in the Board of Directors' approval on June 26, 1998 of Change of Control and Severance Agreements for the six remaining executive officers of the Company and the implementation of a second retention bonus for the period July 1 through December 31, 1998 recommended by the Transaction Committee.

CEO COMPENSATION

     Mr. Maier, the President and Chief Executive Officer of the Company, is the only executive officer of the Company who has an employment agreement with the Company. Mr. Maier's employment agreement provides that, commencing in November 1992 and on each anniversary date of the employment agreement thereafter, the term of the employment agreement will automatically extend one year unless the Board of Directors elects, prior to the anniversary date of such agreement, not to extend such agreement. The employment agreement provides that the Board of Directors will from time to time evaluate the Company's progress under the direction of Mr. Maier and annually consider increasing his base salary pursuant to any performance based program adopted by the Company. Mr. Maier's base salary for fiscal year 1998 was $536,000 and was not increased over the prior year.

LONG TERM INCENTIVE PLANS

     The Company maintains two long term incentive plans in which executive officers of the Company participate: (i) the ESOP and (ii) the 1995 Stock Option Plan.

     ESOP. The Company maintains the ESOP for the benefit of its salaried and hourly employees and enables them to share in the growth of the Company. The ESOP is a stock bonus plan, designed to be invested primarily in Common Stock of the Company and qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the 'Code'). On a quarterly basis, the Company makes a contribution to the ESOP equal to a specified percentage of the cash compensation received by the ESOP participants in the quarter. That amount is used by the ESOP to repay loans from the Company, which repayment enables the ESOP to allocate Shares to participants. Each ESOP participant is 100% vested at all times in Shares allocated to his or her account in the ESOP. Mr. Maier, as the CEO and President of the Company, is not eligible to participate in the ESOP.

     1995 Stock Option Plan. The 1995 Stock Option Plan was adopted primarily to provide long-term incentives and rewards to executive officers and senior managers. Options granted under the 1995 Stock Option

Plan are designed to continue the link between executive compensation and increases in stockholder equity, to provide incentives to executive officers tied to growth of the share price over time and to encourage continued employment with the Company. Vested options granted under the 1995 Stock Option Plan may be exercised, at a price not lower than $6.67 per Share, at any time on or before March 1, 2002 after which time all such options will expire. There were no options granted in fiscal year 1998.

POLICY REGARDING SECTION 162(M) OF THE INTERNAL REVENUE CODE

     With certain exceptions, Section 162(m) of the Code limits the Company's deduction of compensation paid to certain executive officers to $ 1 million for each executive for a taxable year (including any deductions otherwise allowable with respect to the exercise of an Option). If Options are granted pursuant to the 1995 Stock Option Plan before the Company's 1999 annual meeting and the 1995 Stock Option Plan is not terminated or modified prior to such time, the Company believes that such Options should qualify for a special transition rule which exempts from such limitation compensation paid pursuant to a plan that was in existence before a corporation went public. In any event, given that no Options granted under the 1995 Stock Option Plan were exercised in fiscal year 1998, no executive officer received compensation in excess of $1 million for the 1998 fiscal year and, therefore, the deduction limitation of Section 162(m) should not apply to the Company for such fiscal year.

                           THE COMPENSATION COMMITTEE

     The Compensation Committee consists of the following individuals:

Martin J. Manley                      Robert J. Farling

Sam Camens                            Gary E. Lenhart

Russell W. Maier

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and any persons who own more than ten percent of the Shares to file reports of initial ownership of the Shares and subsequent changes in that ownership with the Securities and Exchange Commission and to furnish the Company with copies of all forms they file pursuant to
Section 16(a). Based solely upon a review of the copies of the forms furnished to the Company, or written representations from certain reporting persons that no Forms 5 were required, the Company believes that during the 1998 fiscal year all Section 16(a) filing requirements were complied with, except that one report with respect to one transaction was filed late by Mr. Farling.

                               PERFORMANCE GRAPH

     The following performance graph compares the performance of an investment in the Shares since it began to be publicly traded on April 28, 1995 with that of the total return of the Standard and Poor's S&P 500 Composite Stock Price Index (the 'S&P 500 Index') and an index of peer companies selected by the Company. The peer group consists of Birmingham Steel Corporation, Inland Steel Industries, Inc., Kentucky Electric Steel, Inc., Quanex Corporation and The Timken Company. The peer group previously included Bliss and Laughlin Industries, Inc. which was merged into Bar Technologies, Inc. during fiscal year 1996. The performance graph excludes Bliss and Laughlin Industries, Inc. for all periods reflected. The graph assumes the value of the investment in the Shares and each index was $100 on April 28, 1995 and that all dividends were reinvested. There can be no assurance that future stock performance will correlate with past stock performance.

    COMPARISON OF 38 MONTH CUMULATIVE TOTAL RETURN* AMONG REPUBLIC ENGINEERED STEELS, INC., THE S&P 500 INDEX AND A PEER GROUP

                                                               4/95       6/95       6/96       6/97       6/98
                                                              -------    -------    -------    -------    -------
Republic Engineered Steels, Inc............................   $100.00    $ 96.88    $ 43.75    $ 16.41    $ 53.91
Peer Group.................................................   $100.00    $112.08    $ 89.52    $133.66    $127.10
S&P 500....................................................   $100.00    $106.41    $134.09    $180.61    $235.09

------------------

* $100 invested on 04/28/95 in stock or index including reinvestment of dividends. Fiscal year ending June 30.